Source: Continental Energy Corporation

Continental Energy Corporation Names JM Consulting of San Francisco as a

Financial Advisor to the Company to Assist in Developing Long Term Strategies

SAN FRANCISCO -- February 24, 2004 – Continental Energy Corporation (OTCBB: CPPXF) today announced the appointment of JM Consulting of San Francisco as a key financial advisor to assist the company in developing its long-term strategies. The firm’s founder and CEO is John Mazarella.

“We are very pleased to have John Mazarella and his group helping guide Continental Energy’s future direction,” said Continental Energy’s President & CEO, Richard L. McAdoo. “His broad professional expertise, especially in developing strategic relationships in our specific industry, will be of enormous help to us as we grow our company.”

“Continental Energy and its management are poised for enormous growth,” said Mazarella, “and we are very pleased and honored to have been selected by Rich McAdoo and his very capable team to help guide company strategy. This is going to be a very big company.”

Mazarella has more than 25 years of financial experience. In addition to his role as an advisor to companies, especially in the area of mergers and acquisitions, he earlier was a pension fund consultant to Fortune 500 companies for 12 years. He also has held senior financial positions with Ford Motor Co., Squibb Corporation, Continental Grain and Good Hope Refineries. Mazarella earned a B.S. in Business from Adelphi University and completed his Masters degree at New York University.

About Continental Energy Corporation:

Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia where it has successfully acquired production sharing contracts granting exclusive petroleum exploration and production rights to two high potential exploration concession areas, the Bengara-II and Yapen Blocks, totaling over 3 million acres, and a third concession for the development of the Bangkudulis Oil Field. Continental concentrates its efforts in Indonesia, one of the few places in the world where large tracts of highly prospective acreage can be accumulated. Indonesia has a long and successful history of oil and gas exploration and geological conditions are proven to be excellent for petroleum accumulation. Management has long experience in-country, and solid relationships with both industry and government at all levels. A strong and growing domestic demand for both crude oil and natural gas provides expanding and nearby markets for any production Continental establishes.

For further information, please visit our web site at www.continentalenergy.com.

On behalf of the Board,

“ Gary R. Schell”

Director

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be  forward-looking statements within the meaning of the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.

For more information please contact Craig Doctor 604-278-4656 or Mr. Gary Schell  604-532-6066 or

Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas, 75240